                                                                    Exhibit 99.1


                                (CSM LETTERHEAD)

N E W S   R E L E A S E
--------------------------------------------------------------------------------

INVESTOR CONTACTS:

Suresh Kumar                                   Clarence Fu
(1) 408.941.1110                               (65) 6360.4060
sureshk@charteredsemi.com                      cfu@charteredsemi.com

MEDIA CONTACTS:
Chartered U.S.:                                Chartered Singapore:
---------------                                --------------------
Tiffany Sparks                                 Maggie Tan
(1) 408.941.1185                               (65) 6360.4705
tiffanys@charteredsemi.com                     tanmaggie@charteredsemi.com



                    CHARTERED IMPROVES THIRD QUARTER OUTLOOK

          New Guidance Reflects Improvement in Revenues and Bottom Line


SINGAPORE - September 5, 2003 - Today, in its scheduled mid-quarter update, Chartered Semiconductor Manufacturing (Nasdaq: CHRT and SGX-ST: CHARTERED) indicated that it expects higher revenues and an improved net loss, compared to its original guidance, which was provided on July 18, 2003.

For the third quarter, Chartered now projects revenues will be up approximately 5 to 8% sequentially, compared to the original guidance of "up 3 to 7%." Revenues including Chartered's share of Silicon Manufacturing Partners (SMP) are expected to be up 10 to 14% sequentially, compared to the original guidance of "up 5 to 10%."

"We now expect that Chartered's third quarter revenues including our share of SMP will be approximately $183 million. This represents an approximate 30% year-over-year increase, compared to an increase of about 10% for the overall semiconductor market," said George Thomas, vice president & CFO of Chartered. "The increase compared to our July outlook is primarily due to moderately higher demand from customers in our computer segment. Primarily as a result of the expected higher revenues, we have also improved our guidance for the third-quarter net loss.

"This quarter we also are maintaining good momentum in advanced technology products. Shipments of our 0.13-micron offering continue to ramp, and customer feedback remains very good. We expect that this quarter, revenues from 0.13-micron products will increase over 35% sequentially," concluded Thomas.

Based on its current assessment of market and customer trends, the Company's updated guidance for third quarter 2003 is as follows:

                                                 -------------------------------------------------------------
                                                 2Q 2003                       3Q 2003 Guidance
                                                 -------------------------------------------------------------
                                                                  July 18 Guidance        SEPTEMBER 5 GUIDANCE
                                                  Actual           Midpoint/Range            MIDPOINT/RANGE
--------------------------------------------------------------------------------------------------------------
Revenues (a)                                     $127.6M           $134M, +/- $3M            $136M, +/- $2M
--------------------------------------------------------------------------------------------------------------
Chartered's share of SMP revenues                 $35.5M            $42M, +/- $1M             $47M, +/- $1M
--------------------------------------------------------------------------------------------------------------
Revenues including Chartered's share of SMP      $163.1M           $176M, +/- $4M            $183M, +/- $3M
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
ASP (a)                                            $911             $929, +/- $20            $917, +/- $10
--------------------------------------------------------------------------------------------------------------
ASP of Chartered's share of SMP revenues          $1,331           $1,567, +/- $25          $1,564, +/- $15
--------------------------------------------------------------------------------------------------------------
ASP including SMP                                  $978            $1,029, +/- $25          $1,026, +/- $15
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
Net loss (a) (b)                                  $90.0M           $83.0M, +/- $5M          $79.0M, +/- $4M
--------------------------------------------------------------------------------------------------------------
Total unusual items (gain)/loss                   $4.4M                $(4.2)M                  $(4.2)M
--------------------------------------------------------------------------------------------------------------
  - Conclusion of EVA bonus plan                      -                  -                        -
--------------------------------------------------------------------------------------------------------------
  - Fab 1 restructuring charge                   $(3.8)M               $(4.2)M                  $(4.2)M
--------------------------------------------------------------------------------------------------------------
  - Intellectual property licensing &
    gain on equipment disposition                 $8.2M                  -                        -
--------------------------------------------------------------------------------------------------------------
Loss per ADS                                      $0.36           $0.33, +/- $0.02          $0.32, +/- $0.02
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
Net loss without unusual items (b)                $94.4M           $78.8M, +/- $5M          $74.8M, +/- $4M
--------------------------------------------------------------------------------------------------------------

(a)  Determined in accordance with US GAAP

(b) Includes loss impact due to CSP accounting treatment of $10.7M in 1Q 2003, $22.4M in 2Q 2003 and $22.0M in 3Q 2003

--------------------------------------------------------------------------------------------------------------
Utilization                                        55%            55%, +/- 2% points       57%, +/- 2% points
--------------------------------------------------------------------------------------------------------------

Chartered plans to release its third-quarter 2003 earnings on Thursday, October 23, 2003, Singapore time, before the Singapore market opens.

Chartered's original guidance for third quarter 2003 was published in the Company's second-quarter 2003 earnings release which can be found at http://investor.charteredsemi.com/releases.cfm.


ABOUT CHARTERED

Chartered Semiconductor Manufacturing, one of the world's top three dedicated semiconductor foundries, is forging a customized approach to outsourced semiconductor manufacturing by building lasting and collaborative partnerships with its customers. The Company provides flexible and cost-effective manufacturing solutions for customers, enabling the convergence of communications, computing and consumer markets. In Singapore, Chartered operates five fabrication facilities and has a sixth fab, which will be developed as a 300mm facility.

A company with both global presence and perspective, Chartered is traded on both the Nasdaq Stock Market (Nasdaq: CHRT) and on the Singapore Exchange (SGX-ST:
CHARTERED). Chartered's 3,500 employees are based at 11 locations around the world. Information about Chartered can be found at www.charteredsemi.com.


PRESENTATION OF INFORMATION IN THIS NEWS RELEASE

The Company's financial results are prepared and determined in accordance with US GAAP. In order to give investors additional information, Chartered has also provided information on its total business base revenues and ASP, which included the Company's share of Silicon Manufacturing Partners. Silicon Manufacturing Partners (SMP or Fab 5) is a minority-owned joint-venture company and under US GAAP reporting, SMP revenues are not consolidated into Chartered's revenues. References to revenues or ASP including Chartered's share of SMP in this report are therefore not in accordance with US GAAP.


SAFE HARBOR STATEMENT UNDER THE PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This news release contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including without limitation, statements relating to our outlook for third quarter 2003 including projected higher revenues and improved net loss, average selling prices including Chartered's share of SMP, higher demand from customer, strength in the 0.13-micron shipments, loss per American Depositary Share and utilization rate reflect our current views with respect to future events and financial performance, and are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could cause actual results to differ materially are: changes in market outlook and trends, specifically in the foundry services and communications and computer segments; pricing pressures, reliance on a small group of customers, rescheduling and canceling of orders; changes in product mix; the rate of semiconductor market recovery; economic conditions in the United States as well as globally; customer demands; unforeseen delays or interruptions in our plans for our fabrication facilities; the performance level of and technology mix in our fabrication facilities; our progress on leading edge products; the successful implementation of our partnership, technology and supply alliances and competition. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in the section captioned "Risk Factors" in our Annual Report on Form 20-F and our First Quarter 2003 Quarterly Report on Form 6-K filed with the U.S. Securities and Exchange Commission. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                       ###